June 23, 2006

Mail Stop 3561

via U.S. mail and facsimile

Frank Aiello, President
#8  3927 Edmonton Trail N.E.
Calgary,
Alberta, CANADA T2E6T1

Re: Cal Alta Auto Glass, Inc.
Forms 10-KSB/A for the year ended December 31, 2005 and 10-QSB/A for the period ended March 31, 2006
       Filed June 7, 2006
       File No. 0-51227

Dear Mr. Aiello:

      We have the following comments on your amended filings. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005

Facing Page
1. Include the required information concerning securities registered under Section 12(g) of the Exchange Act.

2. Remove the reference to "fee required" and the reference to
"Transition      Report. . ." at the top of the cover page.
3. Complete the information required concerning the number of shares outstanding as of the current date.
4. We do not understand the statement concerning incorporation of information by reference.

Item 6.  Management`s Discussion and Analysis or Plan of
Operation,
page 7.
5. Please indicate whether or not Mr. Aiello`s guarantee of the bank overdraft is in writing. If so, it should be filed as an exhibit to the Form 10KS-B.

Item 10.  Executive Compensation, page 26.
6. It is assumed that the compensation table includes all remuneration to the listed persons from all of the company`s subsidiaries. Please advise or revise.

Signatures
7. Please revise the signature page to add a signature by the "principal accounting officer." Indicate the capacity in which each person signs the report.


Closing Comments

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Babette Cooper at (202) 551- 3396 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

      Sincerely,



       John D. Reynolds
       Assistant Director
       Office of Emerging Growth Companies

cc:   Frank Aiello
	By facsimile: (403) 216-3479

Frank Aiello
Cal Alta Auto Glass, Inc.
June 23, 2006
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